AB
3/11

15048407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
403

SEC RECEIVED PROCESSING
MAR 02 2015
WASH., D.C.

SEC FILE NUMBER
8- 28729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST Western Advisors

NOTARY PUBLIC
JACQUELINE D BRAWNER
675927
COMMISSION EXPIRES
APRIL 9, 2018
STATE OF UTAH

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3165 East Millrock Drive Suite 340
(No. and Street)

Holladay (City) UT (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W Teran 801-930-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

178 South Rio Grande St Suite 200 Salt Lake City UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/13/15

OATH OR AFFIRMATION

I, Gary W Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
JACQUELINE D BRAWNER
675927
COMMISSION EXPIRES
APRIL 9, 2018
STATE OF UTAH

[signature]
Signature

CEO
Title

Jacqueline D Brawner 2/26/2015
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Western Advisors

Financial Statements and Report of Independent Registered Public Accounting Firm December 31, 2014

Mantyla McREYNOLDS LLC
CERTIFIED PUBLIC ACCOUNTANTS

Five Gateway Office Center
178 S. Rio Grande Street, Suite 200
Salt Lake City, Utah 84101
Office: 801-269-1818
www.mmacpa.com
Registered with the PCAOB

FIRST WESTERN ADVISORS

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2014
CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

Mantyla McReynolds LLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2014 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of First Western Advisors' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. First Western Advisors is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of First Western Advisors' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Advisors at December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedules 1, 2, and 3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of First Western Advisors' financial statements. The supplemental information is the responsibility of First Western Advisors' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mantyla McReynolds, LLC

Mantyla McReynolds LLC
Salt Lake City, Utah
February 27, 2015

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2014

Assets		
Current Assets		
Cash and Cash Equivalents	$	7,734
Commissions Receivable		657,011
Marketable Securities, at Fair Value		1,873,052
Prepaid Expense		11,115
Other Receivables		18,294
Total Current Assets		2,567,206
Property and Equipment		
Property & Equipment, Net		67,761
Other Assets		
Notes Receivable - Related Party		53,720
Deposits		73,283
Deferred Tax Asset		12,747
Total Other Assets		139,750
Total Assets	$	2,774,717
Liabilities and Stockholders' Equity		
Current Liabilities		
Margin Debt	$	528,883
Accounts Payable		25,266
Commissions Payable		199,124
Accrued Liabilities		78,972
Current Deferred Tax Liability		62,277
Current Portion of Capital Lease Obligation		4,248
Total Current Liabilities		898,770
Other Liabilities		
Capital Lease Obligation		4,052
Total Other Liabilities		4,052
Total Liabilities		902,822
Stockholders' Equity		
Preferred Stock - 1,000,000 shares authorized, no par value Series A non-voting, 1,000,000 authorized, 792,000 issued and outstanding		792,000
Common Stock - 20,000,000 shares authorized, no par value Class A voting, 1,000,000 authorized, 500,000 issued and outstanding		-
Class B non-voting, 19,000,000 authorized, 9,500,000 issued and outstanding		-
Paid in Capital		5,000
Retained Earnings		1,074,895
Total Stockholders' Equity		1,871,895
Total Liabilities and Stockholders' Equity	$	2,774,717

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2014

Revenue		
Commissions	$	1,557,947
Investment Advisory Fees		2,072,544
Interest and Dividends		45,379
Other Revenue		40,114
Net Securities Gains (Losses)		141,397
Total Revenue		3,857,381
Expenses		
Commissions, Employee Compensation, and Benefits		2,631,042
Floor Brokerage, Exchange, and Clearance fees		431,793
Communication and Data Processing		123,019
Occupancy		267,312
Interest		14,761
Professional Fees and Services		228,686
Other Expenses		135,009
Total Expenses		3,831,622
Net Income from Operations		25,759
Net Income Before Income Taxes		25,759
Income Tax Provision		20,425
Net Income	$	5,334
Less Preferred Dividend		(49,500)
Net Loss Available to Common Shareholders	$	(44,166)
Net Income per Share:		
Basic and Diluted	$	0.00
Basic and Diluted Available to Common Shareholders	$	(0.00)
Basic and Diluted Weighted Average Shares Outstanding		10,000,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Preferred Shares	Preferred Stock	Common Shares	Common Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2013	792,000	$ 792,000	10,000,000	$ 5,000	$ 1,119,061	$ 1,916,061
Preferred Stock Dividend					(49,500)	(49,500)
Net income for the year ended December 31, 2014					5,334	5,334
Balance, December 31, 2014	792,000	$ 792,000	10,000,000	$ 5,000	$ 1,074,895	$ 1,871,895

See accompaning notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net Income	$	5,334
Adjustments to reconcile Net Income to net cash provided by operating activities:		
Depreciation		22,372
Securities losses (unrealized and realized)		(141,397)
Deferred Taxes		20,325
(Increase) decrease in commissions receivable		(54,200)
(Increase) decrease in other receivables		34,619
(Increase) decrease in prepaid expenses		(1,241)
Increase (decrease) in accounts payable		7,862
Increase (decrease) in commissions payable		40,305
Increase (decrease) in accrued liabilities		11,693
Net Cash from Operating Activities		(54,328)
Cash Flows from Investing Activities		
Proceeds from Notes Receivable – related party		6,280
Payments on Notes Receivable – related party		(60,000)
Purchase of equipment		(5,515)
Purchase of investments		(3,086,771)
Proceeds from sale of investments		3,330,336
Net Cash from Investing Activities		184,330
Cash Flows from Financing Activities		
Net payments on margin debt		(77,246)
Payments on capital lease		(3,631)
Payments of preferred dividend		(49,500)
Net Cash from Financing Activities		(130,377)
Net Increase (Decrease) in Cash		(375)
Beginning Cash Balance		8,109
Ending Cash Balance	$	7,734
Supplemental Disclosures:		
Cash paid for income taxes		100
Cash paid during the year for interest		14,761

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2014

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities, including annuities, debt and equity securities and mutual funds. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses recorded in the Statement of Operations. The fair value is based on the closing quoted price of each individual security.

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2014, the allowance for doubtful accounts is $0.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest or penalties for the year ended December 31, 2014.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. The amount expensed for the year ended December 31, 2014 was $2,590.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are billed quarterly in arrears but are recognized and accrued in the month they are earned.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

In accordance with ASC Topic 260, "Earnings per Share," Basic earnings (loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average of common shares outstanding for the period. Net income/(loss) available to common shareholders represents net income/(loss) reduced by an allocation of cumulative preferred dividends. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive common share equivalents. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank and money market funds with a maturity of three months or less when purchased to be cash and cash equivalents.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2014

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $250,000 for cash claims. Balances above those thresholds would be a concentration risk.

NOTE C PROFIT SHARING PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. The Company contributed $36,265 during 2014.

NOTE D SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE E MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Mutual funds	$ 1,123,578
Equity securities	749,474
Total Marketable Securities	$ 1,873,052

The unrealized holding loss on trading securities for 2014 is $111,833. This is the cumulative change of which a gain of $53,381 has been included in current earnings. The cost basis of the marketable securities is $1,984,885. See Note L for fair value measurements.

NOTE F LEASES

The Company entered into a lease agreement on February 15, 2013 for their current office space. The lease is for a seven-year term which will expire on November 30, 2020 with current monthly rent of $20,144. Office rent expense for 2014 was $241,728. The Company recognizes rent on a straight-line basis over the term of the lease. As of December 31, 2014, the rent escalation accrual balance was $78,972.

NOTE F LEASES (Continued)

The following is a schedule by years of future minimum lease payments required by operating leases.

Year		Required Minimum Lease Payments
2015		236,925
2016		244,002
2017		251,341
2018		258,879
2019		266,665
2020		251,382
Total	$	1,509,194

The Company has a capital lease for office equipment with an implied interest rate of 6% due in monthly installments of $354 through January 2017. As of December 31, 2014 the Company had a liability of $8,300. This obligation is secured by the equipment. The balance sheet includes $18,402 in equipment under this capital lease with accumulated depreciation of $7,360. Depreciation on the asset for the year is $3,680. This balance is included with other equipment on the balance sheet.

The following is a schedule of future minimum lease payments on this lease:

Year		Amount
2015		4,248
2016		4,052
2017		-
2018		-
Total	$	8,300

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2014

NOTE G INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current	$	100
Deferred		20,325
	$	20,425

The 2014 net deferred tax accounts include the following amounts of deferred tax liabilities:

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Current deferred tax liability			
Federal	(668,125)	15%	(100,219)
State	(668,125)	5%	(33,406)
Total current net deferred tax asset (liability)			(133,625)
Current deferred tax asset			
Federal	356,742	15%	53,511
State	356,742	5%	17,837
Total current net deferred tax asset (liability)			71,348
Net current deferred tax asset (liability)			(62,277)
Non-current deferred tax liability			
Book/Tax depreciation difference			
Federal	(48,520)	15%	(7,278)
State	(48,520)	5%	(2,426)
Total non-current deferred tax liability			(9,704)
Non-current deferred tax asset			
Net operating/capital loss carryforwards			
Federal	112,253	15%	16,838
State	112,253	5%	5,613
Total non-current deferred tax asset			22,451
Net non-current deferred tax asset (liability)			12,747
Net deferred tax asset (liability)			(49,530)

NOTE G INCOME TAXES (continued)

The deferred tax liability results from differences in book and tax depreciation as of December 31, 2014.

The Company has the following carry forwards available at December 31, 2014:

Operating Loss Carryforwards		
Expires		Amount
2029	$	77,176
2030		4,515
2032		26,162
2033		4,400
	$	112,253

A reconciliation of the difference between the expected income tax expense or income computed at the combined federal and state statutory income tax rates (20%) and the Company's income tax expense is shown in the following table:

Expected Vs. Actual Reconciliation: Estimated income tax expense		
Expected provision (benefit) [taxes on federal income before taxes]	$	5,153
Non-deductible Expenses		875
Tax-exempt Income		(7,026)
Minimum state tax		100
Additional provision for reduction in NOL carryforward		16,839
Other		4,484
Total Actual Provision (benefit)	$	20,425

The Company has evaluated its tax positions for uncertainties and determined that any required adjustments would not have a material impact on the Company's statements of financial condition, operations, or statement of cash flows.

All years prior to 2011 are closed by expiration of the statute of limitations. The tax year ended December 31, 2011, will close by expiration of the statute of limitations in April 2015. The years ended December 31, 2012, 2013 and 2014 are open for examination.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2014

NOTE H PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book
Equipment	$189,337	$131,955	$57,382
Leasehold Improvements	12,211	1,832	10,379
Total	$201,548	$133,787	$67,761

Depreciation expense was $22,372 during 2014.

NOTE I NOTES RECIEVABLE – RELATED PARTY

During 2014 the Company made two separate unsecured loans to the Company's President and majority shareholder. The amounts of the loans were $30,000 each to be repaid with 48 monthly payments of principal and interest of $698. Interest is being charged at a rate of 5.5%. At December 31, 2014 all payments are current and the outstanding principle balance for both loans is $53,720.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital in excess of $250,000. At December 31, 2014, the Company had net capital of $1,387,277which was $1,137,277 in excess of its required net capital of $250,000.

NOTE K PREFERRED AND COMMON STOCK

As of December 31, 2014, there were 792,000 Preferred shares issues and outstanding. The Series A Preferred Shares accumulate dividends at a rate of $0.015625 per share per quarter, but are only payable upon declaration by the board of directors. The cumulative preferred dividends for the year ending December 31, 2014 were $49,500. The Company paid $49,500 in dividends during 2014. Undeclared, cumulative dividends as of December 31, 2014 were $9,761. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred Shares have liquidation preferences over other classes of stock up to the amount of $1 per share.

NOTE L FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2014:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2014	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 1,873,052	$ 1,873,052	$ -	$ -

NOTE M SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal year ended December 31, 2014.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2014

Schedule 1

FIRST WESTERN ADVISORS
Computation and Reconciliation of Net Capital
December 31, 2014

Net Capital		
Total stockholders' equity	$	1,871,895
Deduct stockholder's equity not allowable for net capital	$	-
Total stockholders' equity qualified for net capital	$	1,871,895
Add:		
Subordinated borrowings allowable in computation of net capital	$	-
Other (deductions) or allowable credits:		
Deferred income taxes payable	$	-
Fixed liability secured by equipment	$	-
Total capital and allowable subordinated borrowings	$	1,871,895
Deductions and/or charges:		
Nonallowable assets:		
Prepaid income taxes	$	-
Furniture, equipment, and leasehold improvements, net	$	(67,761)
Deferred tax asset	$	(12,747)
Other Assets	$	(106,412)
Net capital before haircuts on securities positions	$	1,684,975
Haircuts on securities		
Securities collateralizing secured demand notes	$	-
Trading and investment securities	$	(297,698)
Net capital	$	1,387,277
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	199,124
Other accounts payable and accrued expenses	$	641,421
Total aggregate indebtedness	$	840,545
Computation of basic net capital requirement		
Minimum net capital required	$	56,031
Minimum net capital requirement	$	56,031
Net capital requirement (statutory)	$	250,000
Excess net capital	$	1,137,277
Excess net capital at 1500%	$	1,261,195
Excess net capital at 1000%	$	1,087,277
Ratio: Aggregate indebtedness to net capital		.61 to 1

Schedule 1

FIRST WESTERN ADVISORS
Computation and Reconciliation of Net Capital
December 31, 2014

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	1,327,190
Allowable assets erroneously reported as nonallowable		-
Differences due to offsetting various asset accounts against related liabilities		-
Audit Adjustments to record additional compensation		-
Other audit adjustments (net)		60,087
Other items (net)		-
Net Capital per the preceding	$	1,387,277

See auditor's report on supplementary information

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 For the Year Ended December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

See auditor's report on supplementary information

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

See auditor's report on supplementary information

MM *Mantyla* McREYNOLDS LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
First Western Advisors
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying First Western Advisors' Exemption Report, in which (1) First Western Advisors identified the following provisions of 17C.F.R. § 15c3-3(k) under which First Western Advisors claimed an exemption from 17C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) and (2) First Western Advisors stated that First Western Advisors met the identified exemption provisions throughout the most recent fiscal year without exception. First Western Advisors' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the First Western Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
Salt Lake City, Utah
February 27, 2015

3165 EAST MILLROCK DRIVE SUITE 340 HOLLADAY UTAH 84121 MEMBER FINRA/SIPC

First Western Advisor's Exemption Report

First Western Advisors is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief the Company states the following:

First Western Advisors claims an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): Where First Western Advisors is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer (National Financial Services.) National Financial Services maintains and preserves books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

First Western Advisors met the exemption provision 17 C.F.R. §240.15c3-3 (k)(2)(ii) through its entire fiscal year for 2014.

I, Gary Teran, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Gary Teran
Chief Executive Officer
First Western Advisors

2/27/2015
Report Date

Mantyla McREYNOLDS LLC
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of First Western Advisors,
Holladay Office
3165 East Millrock Drive, Suite 340
Holladay, UT 84121

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First Western Advisors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating First Western Advisors' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Western Advisors' management is responsible for the First Western Advisors' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included examining Company's general ledger for the initial disbursement and a copy of the check for the balance due noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper entitled SIPC-7 2014 listing all revenue and expense accounts for 2014 noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper entitled SIPC-7 2014 listing all revenue and expense accounts for 2014 supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Mantyla McReynolds noted that this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds, LLC

Mantyla McReynolds, LLC
February 27, 2015

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com